UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-8A

NOTIFICATION OF REGISTRATION FILED
PURSUANT TO SECTION 8(a) OF THE INVESTMENT
COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment
Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Black Holocaust Inc.
Address of Principal Business Office: 1610 Charlotte Dr., Little Rock, AR, 72204 Telephone Number: 5015633094
Name and address of agent for service of process: Devere Group www.devere-group.com

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. 3507.


Signatures

1. Form of signature if registrant is an investment company having a board of directors:
Pursuant to the requirements of the Investment Company
Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Little Rock and state of Arkansas on the 10th day of May 2017.

Signature     Black Holocaust Inc.
                        (Name of Registrant)

Attest:  Dedrick Logan
                      (Name)
                 Founder/President
                      (Title)